UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Check One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number 1-8504

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UniFirst Corporation Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

UNIFIRST CORPORATION PROFIT SHARING PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statement of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3
Notes to Financial Statements, December 31, 2006 and 2005	4 - 11

Supplemental Schedules
Schedule of Assets Held for Investment as of December 31, 2006	12
Schedule of Reportable Transactions for the year ended December 31, 2006	13

Signatures	14

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the UniFirst Corporation Profit Sharing Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

UniFirst Corporation Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of UniFirst Corporation Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment as of December 31, 2006 and the Schedule of Reportable Transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financials statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

/s/ Sullivan Bille, P.C.

June 20, 2007

UNIFIRST CORPORATION PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005
	2006	2005
ASSETS:
Investments (at fair value):
Common stock, common/collective trusts and mutual funds	$ 152,276,938	$132,168,272
Participant loans	6,768,117	6,482,240
Cash fund	637,948	46,462
Total investments	159,683,003	138,696,974
Receivables:
Employer contribution	4,000,000	3,767,216
Other	26,580	35,380
Total receivables	4,026,580	3,802,596
Total assets	163,709,583	142,499,570
LIABILITIES:
Accounts payable	8,672	61,670
Accrued expenses	2,640	2,120
Total liabilities	11,312	63,790
Net assets reflecting all investments at fair value	163,698,271	142,435,780
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	442,971	388,589
NET ASSETS AVAILABLE FOR BENEFITS	$ 164,141,242	$ 142,824,369
See notes to financial statements.

UNIFIRST CORPORATION PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment activities:
Net appreciation in value of investments	$ 5,706,381
Dividends	10,821,380
Interest	471,451
Other	56,502
Net investment activities	17,055,714
Contributions:
Participants	8,129,082
Employer match	4,390,090
Employer discretionary	4,000,000
Total contributions	16,519,172
Total additions	33,574,886
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	12,205,393
Administrative expenses	52,620
Total deductions	12,258,013
NET INCREASE	21,316,873
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	142,824,369
End of year	$164,141,242
See notes to financial statements.

UNIFIRST CORPORATION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

____________________________

1. DESCRIPTION OF PLAN

The following description of the UniFirst Corporation Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by UniFirst Corporation (the "Company") for the benefit of its eligible employees employed by UniFirst Corporation, UniFirst Holdings, L.P., UniTech Services Group, Inc. and UniFirst First-Aid Corporation. Under a trust agreement, Merrill Lynch serves as the Institutional Directed Trustee of the Plan and two employees appointed by the Board of Directors of the Company serve as Administrative Trustees. The Company is the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan reflects certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") and GUST.

Under the terms of the Plan as of January 1, 2006, the participants selected how the funds in their account are invested from the following offerings:

Common stock:

UniFirst Corporation

Common/collective trusts:

Merrill Lynch Retirement Preservation Trust

Merrill Lynch Equity Index Trust (Tier 1)

Mutual funds:

Merrill Lynch Basic Value Fund (Class I)

Merrill Lynch Global Allocation Fund (Class I)

Merrill Lynch U.S. Government Fund (Class I)

Merrill Lynch Value Opportunities Fund (Class I)

Hotchkis & Wiley Small Cap Value Fund (Class A)

MFS Massachusetts Investors Growth Fund (Class A)

PIMCO Total Return Fund (Class A)

Templeton Foreign Fund (Class A)

American EuroPacific Growth Fund (Class R3)

BlackRock Small/Mid-cap Growth Fund (Class A)

Davis New York Venture Fund (Class A)

1. DESCRIPTION OF PLAN (Continued)

During April 2006, the Plan changed the type of share class held for several of the investments, and replaced them with the following:

Merrill Lynch Equity Index Trust (Tier 12)

Hotchkis & Wiley Small Cap Value Fund (Class I)

MFS Massachusetts Investors Growth Fund (Class R5)

PIMCO Total Return Fund (Administrative Class)

Templeton Foreign Fund (Advisor Class)

American EuroPacific Growth Fund (Class R4)

BlackRock Small/Mid-cap Growth Fund (Class I)

Davis New York Venture Fund (Class Y)

During May 2006, the Plan replaced the MFS Masachusetts Investors Growth Fund (Class R5) with the T.Rowe Price Growth Stock Fund (Advisor Class).

During October 2006, Merrill Lynch Investment Managers combined with BlackRock, Inc. As a result, the names of the following Plan investments were changed and rebranded as "BlackRock" funds; however, the underlying investments of the funds did not change.

Merrill Lynch Basic Value Fund (Class I)

Merrill Lynch Global Allocation Fund (Class I)

Merrill Lynch U.S. Government Fund (Class I)

Merrill Lynch Value Opportunities Fund (Class I)

Were rebranded as:

BlackRock Basic Value Fund (Class I)

BlackRock Global Allocation Fund (Class I)

BlackRock U.S. Government Fund (Class I)

BlackRock Value Opportunities Fund (Class I)

During October 2006, the BlackRock U.S. Government Fund (Class I) was acquired by the BlackRock Government Income Portfolio Fund (Class I).

Under the terms of the Plan as of December 31, 2006, the participants select how the funds in their account are invested from the following offerings:

Common stock:

UniFirst Corporation

Common/collective trusts:

Merrill Lynch Retirement Preservation Trust

Merrill Lynch Equity Index Trust (Tier 12)

Mutual funds:

BlackRock Basic Value Fund (Class I)

BlackRock Global Allocation Fund (Class I)

BlackRock Government Income Portfolio Fund (Class I)

BlackRock Value Opportunities Fund (Class I)

1. DESCRIPTION OF PLAN (Continued)

Hotchkis & Wiley Small Cap Value Fund (Class I)

T.Rowe Price Growth Stock Fund (Advisor Class)

PIMCO Total Return Fund (Administrative Class)

Templeton Foreign Fund (Advisor Class)

American EuroPacific Growth Fund (Class R4)

BlackRock Small/Mid-cap Growth Fund (Class I)

Davis New York Venture Fund (Class Y)

The Plan also offers three GoalManager Model Portfolios. GoalManager Model Portfolios combine select investment options from the available investment options in the Plan. Each Portfolio has its own objective and investment mix that takes into account individual retirement goals and risks. The following is the breakdown of the funds that make up the respective GoalManager Model Portfolios as of January 1, 2006:

	Conservative	Moderate	Aggressive

Merrill Lynch Retirement Preservation Trust

Merrill Lynch U.S. Government Fund (Class I)

PIMCO Total Return Fund (Class A)

Merrill Lynch Basic Value Fund (Class I)

MFS Massachusetts Investors Growth Fund (Class A)

BlackRock Small/Mid-cap Growth Fund (Class A)

Hotchkis & Wiley Small Cap Value Fund (Class A)

Templeton Foreign Fund (Class A)

American EuroPacific Growth Fund (Class R3)

	30% 25% 25% 6% 4% 5% 3% 2%	10% 14% 16% 16% 14% 6% 9% 8% 7%	5% 20% 25% 12% 13% 14% 11%
Total	100%	100%	100%

As a result of changes to the Plan's investments that transpired during 2006 (as described above), the GoalManager Model Portfolios consist of the following funds as of December 31, 2006:

	Conservative	Moderate	Aggressive

Merrill Lynch Retirement Preservation Trust

BlackRock Government Income Portfolio Fund (Class I)

PIMCO Total Return Fund (Administrative Class)

BlackRock Basic Value Fund (Class I)

T. Rowe Price Growth Stock Fund (Advisor Class)

BlackRock Small/Mid-cap Growth Fund (Class I)

Hotchkis & Wiley Small Cap Value Fund (Class I)

Templeton Foreign Fund (Advisor Class)

American EuroPacific Growth Fund (Class R4)

	30% 25% 25% 6% 4% 5% 3% 2%	10% 14% 16% 16% 14% 6% 9% 8% 7%	5% 20% 25% 12% 13% 14% 11%
Total	100%	100%	100%

A participant may elect to invest in only one GoalManager Model Portfolio and any other active accounts, and may change such investment election on a daily basis.

1. DESCRIPTION OF PLAN (Continued)

Contributions

The Company provides for a matching contribution on the first 5% of compensation an employee elects to contribute. The Company matches 100% of the employee's first 3% of eligible compensation deferred and then 50% of the next 2% of eligible compensation deferred.

The Company may elect to contribute to the Plan, on behalf of each eligible participant, a discretionary profit sharing contribution determined annually by the Board of Directors of the Company. For the year ended December 31, 2006, the Company made a discretionary profit sharing contribution of $4,000,000.

Participation

The Plan includes all employees of non-bargaining units of the Company and eligible subsidiaries, who have completed 90 consecutive days of employment. Eligible employees may elect to contribute through a compensation reduction feature subject to limitations established by the Internal Revenue Code.

The Plan permits catch-up contributions for eligible participants who are 50 years or older by the end of the calendar year and who are currently making deferral contributions.

Participant Accounts

Each participant's account is credited with (a) the participant's elective deferral contribution (b) an allocation of the individual employer matching and/or profit sharing contribution (c) forfeitures and (d) plan earnings based on the participant's account balances.

Vesting

Participants are immediately vested in their elective deferral contributions, rollover contributions and employer matching contributions, plus investment earnings thereon. A participant is 100% vested in discretionary profit sharing contributions made by the Company after five years of service. In the event of death, retirement or permanent disability, participants become 100% vested in all account balances.

Forfeitures

Upon termination, participant accounts which are less than 100% vested are forfeited. Forfeitures are allocated to eligible participants as if they were employer profit sharing contributions and are restored to participants in the event a terminated employee is rehired within a five year period.

At December 31, 2006 and 2005, forfeited non-vested accounts were $544,429 and $589,420, respectively. These accounts will be allocated to participants in the future. Forfeitures allocated to participants during the years ended December 31, 2006 and 2005 were $590,603 and $697,519, respectively.

1. DESCRIPTION OF PLAN (Continued)

Payment of Benefits

Benefits are payable to eligible participants upon disability, death, retirement or termination of employment.

Benefit payments may be made in a lump sum distribution equal to their vested account balance, a life annuity subject to joint survivor annuity rules, or an installment payout subject to certain Plan provisions. Payments must commence no later than the attainment of age 70-1/2.

Loans

Participants may borrow up to the lesser of (a) 50% of their vested account balance (b) $50,000 reduced by the greatest outstanding loan balance within the previous 12 months or (c) the amount of loan which the Trustees determine can be reasonably paid from the participants' wages. The Plan permits a maximum of 2 loans at one time. Loans are due over a minimum of 1 year and maximum of 4 1/2 years.

Administrative Expenses

Substantially all plan expenses are paid by the Company. Individual participant accounts are directly charged by Merrill Lynch for the processing of participant loans, as well as for certain expediting fees.

Plan Amendment and Termination

The Plan may be amended at any time by the Company without the signature of the Trustees, and by the Plan Administrator to comply with the Internal Revenue Code or ERISA, provided that no such amendment may deprive participants of their vested benefits.

Althought it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the participant accounts would become fully vested and the assets would be distributed to participants in accordance with the terms set forth in the Plan.

New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments in mutual funds are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Unrealized appreciation or depreciation resulting from market changes is added to, or subtracted from, net assets.

The Plan's investments in UniFirst Corporation common stock are stated at market. Market being the last reported sales price on the last business day of the Plan year as reported on the New York Stock Exchange. Unrealized appreciation or depreciation resulting from market changes is added to, or subtracted from, net assets.

The Plan's investments in common/collective trusts are stated at fair value. The investments in the fully benefit-responsive investment contracts are stated at contract value, which is equal to cost plus accrued interest. As provided in the FSP (see Note 1), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated by using the sum of the present value of all projected future cash flows. The discount rate used is provided by other similar maturity investment contracts at year-end. Investment in the non benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year end. Unrealized appreciation or depreciation resulting from market value changes is added to, or subtracted from, net assets.

Participant loans are valued at their outstanding balances, which approximates fair value.

Cash fund is stated at fair value, and consists of any contributions received by the Plan but not allocated, or the value of any distributions payable from the trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various securities including mutual funds, common/collective trusts and UniFirst Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments

Benefit payments are recorded when paid.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005 are as follows:

2006	2005

Investments at contract value (Note 2) - Merrill Lynch

Retirement Preservation Trust

Investments at fair value:

BlackRock Basic Value Fund*

BlackRock Global Allocation Fund*

BlackRock U.S. Government Fund*

BlackRock Government Income Portfolio Fund

BlackRock Value Opportunities Fund*

MFS Massachusetts Investors Growth Fund ª

T.Rowe Price Growth Stock Fund

PIMCO Total Return Fund ª

Hotchkis & Wiley Small Cap Value Fund ª

$23,766,552 28,158,310 17,059,111 14,278,722 11,802,097 10,214,979 9,698,231 8,585,315	$22,129,145 23,539,568 14,810,018 13,494,849 10,932,418 8,692,110 8,560,197 8,887,277

* Represents an investment that was rebranded as "BlackRock" during 2006 (Note 1)

ª Represents an investment in which the Plan exchanged share class during 2006 (Note 1)

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

UniFirst Corporation common stock Common/collective trusts Mutual funds	$1,215,169 283,593 4,207,619
Net appreciation in value of investments	$5,706,381

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 20, 2003, stating that the Plan is qualified in accordance with applicable sections of the Internal Revenue Code. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualifications. Subsequent to this determination letter by the IRS, the Plan was amended. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan is qualified.

5. RELATED-PARTY TRANSACTIONS

Transactions in shares of UniFirst Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During the year ended December 31, 2006, the Plan made purchases of approximately $2.2 million and sales of approximately $2 million of UniFirst Corporation common stock. At December 31, 2006 and 2005, the Plan held 163,438 and 158,783 shares of UniFirst Corporation common stock, respectively, representing 3.8% and 3.5%, respectively, of the total net assets of the Plan.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch or BlackRock, Inc (combined with Merrill Lynch during 2006 - Note 1). Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan during the year ended December 31, 2006 were $52,620.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2006 to the Form 5500:

Net assets available for benefits per the financial statements

Less:

Amounts allocated to withdrawing participants

Adjustment from contract value to fair value for fully

benefit-responsive investment contracts

$164,141,242 (637,846) (442,971)
Net assets available for benefits per the Form 5500	$163,060,425

The following is a reconciliation of total additions per the accompanying financial statements for the year ended December 31, 2006, to the Form 5500:

Total additions per the financial statements Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	$33,574,886 (442,971)
Total additions per the Form 5500	$33,131,915

The following is a reconciliation of benefits paid to participants per the accompanying financial statements for the year ended December 31, 2006, to the Form 5500:

Benefits paid to participants per the financial statements Add amounts allocated to withdrawing participants	$12,205,393 637,846
Benefits paid to participants per the Form 5500	$12,843,239

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

__________________

UNIFIRST CORPORATION PROFIT SHARING PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2006
		DESCRIPTION OF INVESTMENT	CURRENT
	IDENTITY OF ISSUER/BORROWER	INCLUDING INTEREST RATES	VALUE
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust - Fully	$ 23,323,581	a
		Benefit-Responsive
*	Merrill Lynch Equity Index Trust (Tier 12)	Common/Collective Trust - Non	2,380,003
		Benefit-Responsive
*	UniFirst Corporation	Common Stock	6,277,653
	T.Rowe Price Growth Stock Fund (Advisor Class)	Mutual Fund	10,214,979
*	BlackRock Basic Value Fund (Class I)	Mutual Fund	28,158,310
*	BlackRock Global Allocation Fund (Class I)	Mutual Fund	17,059,111
*	BlackRock Government Income Portfolio Fund (Class I)	Mutual Fund	14,278,722
*	BlackRock Value Opportunities Fund (Class I)	Mutual Fund	11,802,097
	Hotchkis & Wiley Small Cap Value Fund (Class I)	Mutual Fund	8,585,315
	PIMCO Total Return Fund (Administrative Class)	Mutual Fund	9,698,231
	Templeton Foreign Fund (Advisor Class)	Mutual Fund	6,070,578
	American EuroPacific Growth Fund (Class R4)	Mutual Fund	6,415,849
*	BlackRock Small/Mid-cap Growth Fund (Class I)	Mutual Fund	3,928,921
	Davis New York Venture Fund (Class Y)	Mutual Fund	4,083,588
		Subtotal	152,276,938
	Participant Loans	5.5% - 11.0%	6,768,117
	Cash Fund	Cash Account	637,948
		Total	$159,683,003
*	Represents a party-in-interest
a	Contract value equals $23,766,552

UNIFIRST CORPORATION PROFIT SHARING PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	LEASE RENTAL	EXPENSE INCURRED WITH TRANSACTION	COST OF ASSET	CURRENT VALUE OF ASSET ON TRANSACTION DATE	NET GAIN OR (LOSS)
Merrill Lynch	MFS Massachusetts Investors Growth Fund (Class R5)	N/A	$8,970,445	-	-	$9,454,530	$8,970,445	($484,085)
Merrill Lynch	T. Rowe Price Growth Stock Fund (Advisor Class)	$8,969,897	N/A	-	-	$8,969,897	$8,969,897	N/A

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Corporation Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIFIRST CORPORATION PROFIT SHARING PLAN

Date: June 28, 2007	By:	/s/ RONALD D. CROATTI
Ronald D. Croatti, Trustee

	By:	/s/ JOHN B. BARTLETT
John B. Bartlett, Trustee